

September 23, 2011

<u>Via E-mail</u>
Corrine L. Scarpello
Chief Financial Officer
Supertel Hospitality, Inc.
309 N. 5th Street
Norfolk, NE 68701

      Re: **Supertel Hospitality, Inc.**
               Form 10-K for Fiscal Year Ended
               December 31, 2010
               Filed March 16, 2011
               File No. 001-34087

Dear Ms. Scarpello:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Michael McTiernan

               Michael McTiernan
               Assistant Director